UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Duckwall-Alco Stores, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

264142100
(CUSIP Number)

Jeffrey Macke

Macke Asset Management, LLC

2001 Union Street, #320, San Francisco, CA 94123, (816) 960-1770
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 264142100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Macke Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,800
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 79,800
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (see instructions) IA

SCHEDULE 13D

CUSIP No. 264142100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Jeffrey J. Macke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 666,976
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 666,976
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 666,976
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (see instructions) IN/HC

SCHEDULE 13D

CUSIP No. 264142100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Kenneth A. Macke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00/PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $.0001 par value ("Common Stock"), of Duckwall-Alco Stores, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 401 Cottage Avenue, Abilene, Kansas 67410.

Item 2. Identity and Background

This statement on Schedule 13D is being filed by the following persons as a joint filing pursuant to Rule 13d-1(k)(1):

                Macke Asset Management, LLC
Jeffrey J. Macke
Kenneth A. Macke

Macke Asset Management, LLC

Macke Asset Management, LLC is a Delaware limited liability company. The address of its principal business and principal office is 2001 Union Street, #320, San Francisco, CA 94123. The principal business of Macke Asset Management, LLC is serving as an investment advisor in providing investment advisory services for various persons, including Kenneth A. Macke.

(d)-(e) During the last five years, Macke Asset Management, LLC (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jeffrey J. Macke

(a) Jeffrey J. Macke.

(b) The business address of Mr. Macke is 2001 Union Street, #320, San Francisco, CA 94123.

(c) Mr. Macke is the controlling member and investment manager for Macke Asset Management, LLC, a Delaware limited liability     company. Macke Asset Management, LLC is an investment advisor that provides investment advisory services for various persons, including Kenneth A. Macke.

(d)-(e) During the last five years, Mr. Macke (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Macke is a United States citizen.

Kenneth A. Macke

(a) Kenneth A. Macke.

(b) The business address of Mr. Macke is 2001 Union Street, #320, San Francisco, CA 94123.

(c) Mr. Macke is a member of Macke Asset Management, LLC, a Delaware limited liability company, but no longer manages investments for or on behalf of that company. Macke Asset Management, LLC is an investment advisor that provides investment advisory services for various persons, including Kenneth A. Macke.

(d)-(e) During the last five years, Mr. Macke (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Macke is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The approximately $1,057,106 of funds used in making purchases of Common Stock of the Company during March and April of 2002 were provided by various investment advisory clients of Macke Asset Management, LLC, including Kenneth A. Macke. Funds used in making purchases of Common Stock of the Company prior to March 2002 were provided by the personal funds of Jeffrey J. Macke and various investment advisory clients of Macke Asset Management, LLC, including Kenneth A. Macke. No part of the funds used in making the purchases is represented by funds or other consideration that was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction

The shares of Common Stock reflected in this statement on Schedule 13D were purchased for passive investment purposes.

Additional shares of Common Stock may be acquired from time to time in the open market, in privately negotiated transactions or otherwise at prices deemed favorable. Shares of Common Stock may be disposed of from time to time in the open market, in privately negotiated transactions or otherwise at prices deemed favorable.

Except as set forth in this statement on Schedule 13D, none of Macke Asset Management, LLC, Jeffrey J. Macke or Kenneth A. Macke has any plans or proposals which relate to or which would result in the occurrence of any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Macke Asset Management, LLC may be deemed the beneficial owner of 79,800 shares of Common Stock. Jeffrey J. Macke may be deemed the beneficial owner of 666,976 shares of Common Stock, including the 79,800 shares of Common Stock deemed beneficially owned by Macke Asset Management, LLC. Although Kenneth A. Macke individually owns 453,976 of the shares of Common Stock reflected in this statement on Schedule 13D, Jeffrey J. Mack has sole voting and investment power with respect to such shares and therefore Kenneth A. Macke would not be deemed to be the beneficial owner of any shares of Common Stock. Based on 4,151,537 shares of Common Stock outstanding as of March 1, 2002 (as reflected in the Company's Annual Report on Form 10-K for the period ended February 3, 2002), Macke Asset Management, LLC may be deemed the beneficial owner of 1.9% of the outstanding shares of Common Stock, Jeffrey J. Macke may be deemed the beneficial owner of 16.1% of the outstanding shares of Common Stock, and Kenneth A. Macke would be deemed to be the beneficial owner of 0.0% of the outstanding shares of Common Stock.

(b) Jeffrey J. Macke has the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, 666,976 shares of Common Stock, including the 79,800 shares of Common Stock deemed beneficially owned by Macke Asset Management, LLC. By virtue of Jeffrey J. Macke's sole voting and investment power, Macke Asset Management, LLC may be deemed to have the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, 79,800 shares of Common Stock. Kenneth A. Macke has neither sole nor shared power to vote or to direct the vote of, and neither sole nor shared power to dispose or to direct the disposition of, any shares of Common Stock.

(c) Except as presented in the table below, none of Macke Asset Management, LLC, Jeffrey J. Macke or Kenneth A. Macke has effected any transaction in the Company's Common Stock during the past 60 days.

Party	Date	Amount Purchased	Price per Share	Where & How Effected
Jeffrey J. Macke (1)	3/28/2002	4,500	$13.68	Open market
Jeffrey J. Macke (1)	4/1/2002	500	$13.84	Open market
Jeffrey J. Macke (1)	4/1/2002	5,000	$14.029	Open market
Jeffrey J. Macke (1)	4/3/2002	2,000	$13.793	Open market
Jeffrey J. Macke (1)	4/3/2002	5,000	$14.017	Open market
Jeffrey J. Macke (1)	4/4/2002	5,000	$14.00	Open market
Jeffrey J. Macke (1)	4/4/2002	2,000	$14.00	Open market
Jeffrey J. Macke (1)	4/5/2002	10,600	$13.80	Open market
Jeffrey J. Macke (1)	4/5/2002	5,000	$14.00	Open market
Macke Asset Management, LLC	4/9/2002	15,000	$13.69	Open market
Jeffrey J. Macke (1)	4/8/2002	7,000	$13.69	Open market
Jeffrey J. Macke (1)	4/11/2002	15,000	$13.69	Open market

______________

(1)      Owned of record by various investment advisory clients, including Kenneth A. Macke.

(d) Jeffrey J. Macke, has the right to receive dividends from, and the proceeds from the sale of, 20,000 of the shares of Common Stock reflected in this statement on Schedule 13D. Kenneth A. Macke, has the right to receive dividends from, and the proceeds from the sale of, 453,976 of the shares of Common Stock reflected in this statement on Schedule 13D. Various investment advisory clients of Macke Asset Management, LLC have the right to receive dividends from, and the proceeds from the sale of, the remaining shares of Common Stock reflected in this statement on Schedule 13D.

(e) Neither Macke Asset Management, LLC nor Kenneth A. Macke is the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement on Schedule 13D, none of Macke Asset Management, LLC, Jeffrey J. Macke or Kenneth A. Macke has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Jeffrey J. Macke is the son of Kenneth A. Macke and exercises sole voting and investment power with respect to the shares of Common Stock owned by Kenneth A. Macke. Jeffrey J. Macke is the controlling member and investment manager for Macke Asset Management, LLC and exercises sole voting and investment power with respect to the shares of Common Stock for which Macke Asset Management, LLC otherwise would have had such power.

Item 7. Material to Be Filed as Exhibits

Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2002 MACKE ASSET MANAGEMENT, LLC

By: /s/ Jeffrey J. Macke

                                                                                                                      Jeffrey J. Macke, Managing Member

May 21, 2002        /s/ Jeffrey J. Macke

     JEFFREY J. MACKE

May 21, 2002       /s/ Kenneth A. Macke

    KENNETH A. MACKE